UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

Commission File Number: 001-39904

HUADI International group Co., Ltd.

(Translation of registrant’s name into English)

No. 1688 Tianzhong Street, Longwan District,
Wenzhou, Zhejiang Province
People’s Republic of China 325025
Tel: +86-057786598888
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Registered Direct Offering

On November 7, 2022, Huadi International Group Co., Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with two institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell up to 3,500,000 ordinary shares (the “Shares”), par value US$0.0002 per share, in a registered direct offering (the “Offering”), for gross proceeds up to approximately US$87,500,000.

On November 9, 2022, the Company closed the Offering for the sale of 1,000,000 ordinary shares. The Company received gross proceeds from the sale of the Shares of approximately $25,000,000, before deducting placement agent fees and other offering expenses. We have agreed to grant each of the purchaser, for a period of one ninety (90) days after the closing date, or for an additional thirty (30) days thereafter at the election of the Company, the right to purchase additional ordinary shares in an aggregate amount equal to up to 250% of the Shares issued or issuable to each purchaser pursuant to the Purchase Agreement, on the same terms, conditions and price at the purchase of the ordinary shares.

Pursuant to the Purchase Agreement, the Shares will be issued to the Purchasers in a registered direct offering (the “Offering”) and registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a prospectus supplement to the Company’s currently effective registration statement on Form F-3 (File No. 333- 265882), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2022 and declared effective by the SEC on October 21, 2022 (the “Shelf Registration Statement”). The Company filed the prospectus supplement for the Offering on November 8, 2022.

Univest Securities, LLC. (the “Placement Agent”) acted as the exclusive placement agent in connection with the Offering under the terms of the Placement Agency Agreement, dated November 7, 2022 between it and the Company (the “Placement Agency Agreement”) and, at closing of the Offering, will receive a cash fee equal to 6% of the aggregate gross proceeds raised in the Offering, non-accountable expenses equal to 0.5% of the offering proceeds, as well as reimbursement of certain costs and expenses of up to US$125,000.

The Company agreed in the Purchase Agreement that it would not issue any ordinary shares or ordinary share equivalents for one hundred and twenty (120) days following the closing of the Offering subject to certain exceptions.

The Company agreed in the Purchase Agreement that it will not issue any ordinary shares or ordinary share equivalents involve in a Variable Rate Transaction (as defined in the Purchase Agreement) for one hundred and eighty (180) days after the closing of the Offering.

We have agreed to grant the Placement Agent, for the 12-month period following the closing date of this Offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company, which right is exercisable in the Placement Agent’s sole discretion.

Concurrently with the execution of the Purchase Agreement and the Placement Agency Agreement, the officers and directors of the Company and shareholders of the Company holding 5% or more of the Company’s ordinary shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any ordinary shares which are or will be beneficially owned by them for one hundred twenty (120) days following the closing of the Offering.

The foregoing descriptions of the Placement Agency Agreement, the Purchase Agreement, and the Form of Lock-Up Agreement are qualified in their entirety by reference to the full texts of such documents, the forms of which are attached as Exhibits 10.1, 10.2 and 10.3, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference. The Company is filing the opinion of its Cayman Islands counsel, Ogier, relating to the legality of the issuance and sale of the Shares as Exhibit 5.1 hereto. Exhibit 5.1 is incorporated herein by reference and into the Shelf Registration Statement. The Purchase Agreement contains customary representations, warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties thereto.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

On November 7, 2022, the Company issued a press release announcing the pricing of the Offering. On November 9, 2022, the Company issued a press release announcing the closing of the Offering. Copies of the press releases are attached hereto as Exhibit 99.1 and 99.2, and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
10.1	Placement Agency Agreement, dated November 7, 2022, by and between the Company and Univest Securities, LLC.
10.2	Form of Securities Purchase Agreement
10.3	Form of Lock-Up Agreement
99.1	Press release, dated November 7, 2022
99.2	Press release, dated November 9, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2022	HUADI INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Huisen Wang
	Name:	Huisen Wang
	Title:	Chief Executive Officer

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